BIOSTAGE, Inc.

84 October Hill Road

Suite 11

Holliston, MA 01746

April 13, 2017

VIA ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F. Street, NE

Washington, DC 20549

Attention: Russell Mancuso

Re:	Biostage, Inc.
Post-Effective Amendment No. 2 to Form S-1
Filed March 20, 2017
File No. 333-215410

Ladies and Gentlemen:

This letter (this “Letter”) is sent by Biostage, Inc., a Delaware corporation (CIK No. 0001563665) (the “Company”), in response to the comments (each, a “Comment” and collectively “Comments”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), included in a letter (the “Comment Letter”) dated April 11, 2017 from Russell Mancuso, Branch Chief of the Office of Electronics and Machinery at the SEC, regarding the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-1, as filed with the SEC on March 20, 2017 (“Post-Effective Amendment No. 2”).

Set forth below are responses to the numbered Comments contained in the Comment Letter. For your convenience, each response of the Company (each a “Response”) follows the sequentially numbered Comment copied from the Comment Letter. In connection with this Letter, the Company has filed Post-Effective Amendment No. 3 to the Form S-1 with the SEC (“Post-Effective Amendment No. 3”), which is an updated version of Post-Effective Amendment No. 2.

Incorporation of Certain Information by Reference, page 18

1.	If you are eligible and elect to incorporate by reference per Item 12 of Form S-1, please specifically incorporate by reference all documents required to be incorporated by Item 12, including Item 12(a)(2).

Response of the Company:

In response to the Staff’s comment, the section captioned “Incorporation of Certain Information by Reference” has been revised pursuant to Post-Effective Amendment No. 3 to incorporate by reference all documents required to be incorporated by Item 12 of Form S-1, including the Company’s Current Report on Form 8-K filed on March 16, 2017 and the Company’s Definitive Proxy Statement on Schedule 14A filed on March 24, 2017.

United States Securities and Exchange Commission

Division of Corporation Finance

April 13, 2017

Item 17. Undertakings, page II-3

2.	Please provide all undertakings required by Regulation S-K Item 512, including Items 512(a)(5)(ii) and 512(i).

Response of the Company:

In response to the Staff’s comment, the undertakings included in Part II, Item 17 have been revised pursuant to Post-Effective Amendment No. 3 to include all undertakings required by Regulation S-K Item 512, including the undertakings set forth in Item 512(a)(ii) (see numbered paragraph 4(ii)) and Item 512(i) (see numbered paragraph 7).

This Letter responds to all Comments contained in the Comment Letter. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (774) 233-7300 or our attorney, Chad J. Porter, at (617) 345-3686.

Thank you for your assistance.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission

Division of Corporation Finance

April 13, 2017

Sincerely,

BIOSTAGE, Inc.

By: /s/ Thomas McNaughton

Thomas McNaughton

Chief Financial Officer

cc:	James J. McGorry, Chief Executive Officer of Biostage, Inc.
Chad J. Porter, Esq., Burns & Levinson LLP